CHINA FORESTRY INDUSTRY GROUP, INC.
Jun Yue Hua Ting, Building A
3rd Floor, Unit -1, #58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China
Tel: (86) 8515520951

September 16, 2011

By EDGAR Transmission
Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Forestry Industry Group, Inc.
Form 8-K/A
Filed August 18, 2011
File No. 000-52843

Dear Mr. Spirgel,

On behalf of China Forestry Industry Group, Inc., formerly, Phoenix Energy Resource Corporation (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced current report (the “Amendment No. 5”), set forth in the Staff’s letter, dated August 30, 2011.

We understand and agree that:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Our Growth Strategy, page 6

1.

We note your response to comment four in our letter dated June 23, 2011 including the removal of the term "affiliate" identifying your flagship stores. One page 10 you state that you engage in "commercial arrangements" with Guizhou Silvan Touch Wooden Co., Limited, or GST, for the operation of five flagship stores. However, on page 38 you state that the five GST operated flagship stores are operated under a lease agreement. We note that under your Properties section you discuss the planned expansion of your flagship stores, which seems to suggest you own these properties. However, it is unclear to us whether you own or lease these properties, contract the operation of the flagship stores to GST and other parties, or some other arrangement. Please revise your discussion throughout your disclosure to clearly and concisely describe the kind of agreements and relationships in place for the operation of your eight flagship stores, whether with GST or other entities. If you own the flagship stores and contract the operation of these properties, please revise your discussion where appropriate to address the status of your land use rights for each of these properties.

Response: Currently we have a total of eight flagship stores marketing and distributing our products. All of the eight stores are leased from third parities and we do not have any land use rights for any of these stores. Originally six of eight stores were leased by GST or its affiliates from third parties and we provided our flooring products to GST for sale and distribution through commercial arrangements with them.

As we disclosed elsewhere in the Amendment No. 5, Aosen Forestry and GST formed Silvan Flooring, as a joint venture on October 22, 2007. This joint venture partnership between Aosen Forestry and GST has been terminated and Aosen Forestry now owns 100% of Silvan Flooring. As a result of this ownership change, GST is in the process of assigning these leases to us. Currently, four of eight stores are leased by our subsidiary, Qian Xi Nan Silvan Flooring Company, Limited and its affiliates, two stores by GST or its affiliates and the rest two stores by third party distributors. We only have verbal commercial arrangements with GST and third party distributors to market and distribute our products. They purchase products from us and resell them to consumers.

We have revised our relevant disclosures in the Amendment No. 6 to 8-K (the “Amendment No. 6”) to clarify this issue.

2.

Additionally, we note that on pages 10 and 38 you state that you have commercial agreements with GST for the operation of five of your flagship stores, but on page 32 you disclose the number to be six. Please revise for consistency.

Response: As we indicated in our responses to Comment 1, originally there were six flagship stores leased by GST or its affiliates from third parties. GST has been gradually assigning these leases to us. Therefore, on page 32 of the Amendment No. 5, we disclosed, as of December 31, 2009, there were six flagship stores leased and operated by GST. As we stated in the Explanatory Note at the beginning of the Amendment No. 5, the amendment does not reflect events occurred after the original Form 8-K was filed on November 5, 2010 or update those disclosures, we, therefore, did not update the disclosures regarding the operations of our flagship stores in the Amendment No. 5. As a result, on pages 10 and 38 and elsewhere throughout Amendment No. 5, we stated that as of the date of the original Form 8-K (November 5, 2010), there were five flagship stores leased and operated by GST or its affiliates.

Competition. page 10

3.

You disclose in the penultimate paragraph of page 10 that you have entered into joint management agreements with 11 villages "to look after and maintain our forestry land." You disclose two sentences later that "[a]ccording to the agreements, which have a 30-year term, the villages continue to hold the land use rights..." Please clarify to which land you are referring. The first quoted sentence seems to indicate that the joint management agreements cover land for which you have the land use rights, but the second quoted sentence directly contradicts that assumption. Furthermore, your disclosure about the joint management agreements in your prior Form 8-K/A filed on June 9, 2011 stated that the joint management agreements related to additional raw materials from 43.2 km2 of forestry land (beyond the 22.5 km2 of forestry land for which you have the land use rights): however, that disclosure has been removed in the current amendment to the Form 8-K. Please advise why the disclosure has been removed.

Response: Currently, we have the land use rights over the 22.5 km2 of forestry land that we purchased from our CEO, Mr. Bai. We do not have land use rights over the land covered under the joint management agreements that we entered into with 11 villages. According to these agreements, the villages continue to hold the land use rights. In addition, the first stage of cultivation of the land covered by the joint management agreements includes planting trees on a piece of land of 43.2 km2 in 2011. We have revised our disclosures in the Amendment No. 6 to clarify this issue.

Certain Relationships and Related Transactions. and Director Independence. page 44

4.

Please disclose the material terms of the license and distribution agreement, dated November 18, 2009, between Aosen Forestry and GST, including financial terms of the agreement and amounts actually paid to each party in 2009 and the first nine months of 2010 pursuant to the agreement. File the agreement as an exhibit.

Response: We have revised our disclosures in the Amendment No. 6 to disclose the material terms of the trademark transfer agreement, dated November 18, 2009 and the trademark licensing agreement, dated November 19, 2009. We also filed the trademark licensing agreement as an exhibit to the Amendment No. 6. The trademark transfer agreement was filed as Exhibit 10.22 to the original Form 8-K on November 5, 2010. Because pursuant to the trademark licensing agreement, the “Silvan Touch” trademark was licensed back to GST to be used in connection with its distribution of our "Silvan Touch" products, we did not request licensing fees from GST and therefore there were no amounts actually paid to us in 2009 and the first nine months of 2010.

Financial Statements. page F-l

China Bingwu Forestrv Group Limited and Subsidiaries

Consolidated Statements of Cash Flows. page F-6

5.

We note your response to comment 21 in our letter dated June 23, 2011. However, it appears you did not eliminate the line item "Additional paid in capital" for $2,960,010, in cash flow from financing activities for the nine months ended September 30, 2009. As such, we are re-issuing comment 21 in our letter dated June 23, 2011.

Response: There were (i) issuance of common stock of Qianxinan Aosen Forestry Co., Limited (“QAF”) for cash of $4,250,970 and (ii) capital contribution from a stockholder of QAF of $29,340. A sum of $1,320,300 was applied for the acquisition of non-controlling interest of QAF during the period. As a result, there was net cash inflow of $2,960,010 in “additional paid in capital”.

Issuance of common stock for cash by Qianxinan Aosen Forestry Co., Limited ("QAF")	$4,250,970
Capital contribution from a stockholder of QAF	29,340
Acquisition of non-controlling interest of QAF	(1,320,300)
2,960,010

Consolidated Balance Sheets. page F-4

6.	It appears you mislabeled your consolidated balance sheet as June 30, 2010 versus September 30, 2010. Please revise.

Response: We have relabeled our consolidated balance sheet as September 30, 2010 per Staff’s comment.

* * *

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 8515520951 or Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

China Forestry Industry Group, Inc.

By: /s/ Yulu Bai
Yulu Bai
Chief Executive Officer

Cc: Joseph R. Tiano, Esq.